SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

                     Name of Issuer:  Pacificare Health Systems, Inc.

          Title of Class of Securities:  Class B Common Stock, Par $.01

                            CUSIP Number:  695110 205

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 695110 205

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [x]

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

State of organization:  Wisconsin

NUMBER OF    5.  SOLE VOTING POWER

 SHARES          945,676

BENEFICIALLY 6.  SHARED VOTING POWER

  OWNED BY       193,124

    EACH     7.  SOLE DISPOSITIVE POWER

  REPORTING      994,176

   PERSON    8.  SHARED DISPOSITIVE POWER

    WITH         193,124

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,187,300 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12.  TYPE OF REPORTING PERSON*

HC


Item 1(a).  Name of Issuer:

Pacificare Health Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

5995 Plaza Drive
Cypress, California 90630

Item 2(a).  Name of Person Filing:

Firstar Corporation

Item 2(b).  Address of Principal Business Office or, if none, Residence:

777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202

Item 2(c).  Citizenship:

State of organization:  Wisconsin

Item 2(d).  Title of Class of Securities:

Class B Common Stock, Par $.01

Item 2(e).  CUSIP Number:

695110 205

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [ ]  Bank as defined in section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) [x] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:



(a)  Amount Beneficially Owned as of December 31, 1995:

1,187,300 shares

(b)  Percent of Class:

6.4%

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

945,676

(ii)  shared power to vote or to direct to the vote:

193,124

(iii)  sole power to dispose or to direct the disposition of:

994,176

(iv)  shared power to dispose ore to direct the disposition of:

193,124

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit Attached

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1996

FIRSTAR CORPORATION



By:  /s/ William J. Schulz



Name/Title:  William J. Schulz, Senior Vice President & Secretary

Exhibit to Item 7:  Identification and Classification of Subsidiaries

Firstar Investment Research & Management Company - IA
Firstar Bank Madison, N.A. - BK
Firstar Trust Company - BK
Firstar Bank Eau Claire, N.A. - BK
Firstar Bank Iowa, N.A. - BK